[redacted]

14041879

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68648

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2013** (mm/dd/yy) AND ENDING **3/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **North Capital Private Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Montgomery Street, Suite 900
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Dowd — **415-315-9916**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

North Capital Private Securities Corporation

Annual Audit Report

March 31, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

OATH OR AFFIRMATION

I, **James P. Dowd**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **North Capital Private Securities Corporation**, as of **March 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of Utah
County of Salt Lake

The foregoing instrument was acknowledged before me this 11 June, 2014 by Linsey Harkness

NOTARY PUBLIC
LINSEY M HARKNESS
678647
COMMISSION EXPIRES
APRIL 10, 2018
STATE OF UTAH

Signature

President
Title

Witness my hand and official seal.

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

North Capital Private Securities Corporation

March 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
North Capital Private Securities Corporation
San Francisco, California

Report on the Financial Statements
We have audited the accompanying financial statements of North Capital Private Securities Corporation, (a Delaware Corporation), which comprise the statement of financial condition as of March 31, 2014, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter & Associates

June 10, 2014

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2014

Assets		
Cash and cash equivalents	$	70,095
Accounts receivable		12,134
Prepaid expenses		6,364
Deposits		117
Total Assets	$	88,710
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	12,610
Commissions payable		10,068
Due to affiliate		20,336
Total Liabilities		43,014
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		67,600
Additional paid-in capital		122,529
Accumulated deficit		(144,433)
Total Stockholder's Equity		45,696
Total Liabilities and Stockholder's Equity	$	88,710

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation

Statement of Income (Loss)

For the Year Ended March 31, 2014

Revenue		
Investment banking fees	$	31,188
Other income		24,097
Total Revenue		55,285
Operating Expenses		
Professional fees		35,123
Regulatory fees		29,826
Commissions		22,502
Rent		11,717
Communications		2,087
Other operating expenses		11,818
Total Expenses		113,073
Net Income (Loss) Before Taxes		(57,788)
Income tax		800
Net Income (Loss)	$	(58,588)

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
April 1, 2013	$ 67,600	$ 46,600	$ (85,845)	$ 28,355
Additional paid-in capital		75,929		75,929
Net income (loss)			(58,588)	(58,588)
March 31, 2014	$ 67,600	$ 122,529	$ (144,433)	$ 45,696

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2014

Cash Flows from Operating Activities		
Net income (loss)	$	(58,588)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable		(12,134)
Prepaid expenses		(190)
Deposits		
Increase (decrease) in:		
Accounts payable and accrued liabilities		6,610
Commissions payable		10,068
Due to affiliate		18,292
Net Cash Used by Operating Activities		(35,942)
Cash Flows from Financing Activities		
Additional paid-in capital		75,000
Net Cash Provided by Financing Activities		75,000
Net Increase in Cash and Cash Equivalents		39,058
Cash and cash equivalents at beginning of year		31,037
Cash and Cash Equivalents at End of Year	$	70,095
Supplemental Disclosures:		
Taxes paid	$	800
Non-cash Investing and Financing Activies:		
Amount due to stockholder coverted to capital	$	929

See independent auditor's report and accompanying notes.

1. Organization

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 24, 2011. The Company is currently located in San Francisco, California and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and the placement of securities of private companies.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. The Company considers accounts receivable full collectible, and accordingly, no allowance for doubtful accounts have been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2014

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2014 are as follows:

Federal	$ 23,300
State	11,200
Subtotal	34,500
Valuation Allowance	(34,500)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $34,500 has been established for those deferred tax assets that will more likely than not be unrealized. This is an $15,500 increase in the valuation allowance. The provision for federal and state taxes in the current year was $800.

At March 31, 2014, the Company has available both federal and state NOL carryforward totaling $137,951 and $132,405, respectively. The federal and California NOL carryforwards begin expiring in the year ending March 31, 2031.

4. Risk Concentrations

For the year ended March 31, 2014, 100% of private placement fees were earned from three clients.

5. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of fifty percent of such overhead costs. For the year ending March 31, 2014, the Company incurred expenses of $14,224 related to this agreement, which includes rent, internet and othe office expenses paid on the Company's behalf. At March 31, 2014, $20,336 was owed to North.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2014, the Company's net capital was $27,081 which exceeded the requirement by $22,081.

7. Subsequent Events

The Company has evaluated subsequent events through June 10, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

North Capital Private Securities Corporation

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2014

Net Capital		
Total stockholder's equity	$	45,696
Less: Non-allowable assets		
Accounts receivable		12,134
Prepaid expenses		6,364
Deposits		117
Total non-allowable assets		18,615
Net Capital		27,081
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $43,014 or $5,000, whichever is greater		5,000
Excess Net Capital	$	22,081

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2014)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of March 31, 2014	$	27,691
Decrease in stockholder's equity		(1,363)
Decrease in non-allowable assets		753
Net Capital Per Above Computation	$	27,081

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation

Schedule II

March 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Stockholder
North Capital Private Securities Corporation
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of North Capital Private Securities Corporation, as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered North Capital Private Securities Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of North Capital Private Securities Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of North Capital Private Securities Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by North Capital Private Securities Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because North Capital Private Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of North Capital Private Securities Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which North Capital Private Securities Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that North Capital Private Securities Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spott + Associates

June 10, 2014